UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. _2_)

BIOCRYST PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09058V-10-3
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,501,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,501,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,501,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,501,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,501,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,501,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ☐ SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.2 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned along with shares of Common Stock that may be acquired upon the exercise of Warrants as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 39,252,426 shares outstanding, according to information obtained from the Company on August 7, 2007. Such percentage figures are calculated on the basis that the Warrants owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Warrants are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros Investments, L.P..	53,960	0.1%
Baker Bros. Investments II, L.P.	58,135	0.1%
Baker/Tisch Investments, L.P.	25,042	0.1%
Baker Biotech Fund I, L.P.	2,075,016	5.3%
Baker Brothers Life Sciences, L.P.	5,126,619	13.1%
14159, L.P.	162,972	0.4%
Total	7,501,744	19.1%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Stephen R. Biggar, an employee of Baker Bros. Advisors, LLC, is a Director of the Company.

The following transactions in Common Stock and Warrants were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock and Warrants during this period.

Name	Date	Transaction	Number of Shares	Price/Share	Number of Warrants	Price/ Warrant	Aggregate Amount
Baker Bros. Investments II, L.P.	8/6/07	Purchase	7,512	7.80	2,854.125		58,950
Baker Biotech Fund I, L.P.	8/6/07	Purchase	1,117,700	7.80	424,726.125		8,771,151
Baker Brothers Life Sciences, L.P.	8/6/07	Purchase	2,947,743	7.80	1,120,142.125		23,132,413
14159, L.P.	8/6/07	Purchase	93,712	7.80	35,611.125		735,405

The above-mentioned purchases of Common Stock and Warrants were acquired by the entities noted above on August 6, 2007 pursuant to the Stock and Warrant Purchase Agreement referred to in item 6. None of the reporting Persons has effected any other transactions in Common Stock during the previous 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the Common Stock and Warrants of the Company, the purchasers thereof entered into a Stock and Warrant Purchase Agreement with the Company, dated August 6, 2007, a copy of which is filed as Exhibit 1 hereto. Except for those Agreements and as otherwise described herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company or any other Reporting Person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits.

Exhibit 1 Stock and Warrant Purchase Agreement, dated August 6, 2007, among the Company and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Company’s report on Form 8-K filed August 7, 2007).

Exhibit 2 Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007	By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker